Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

Date: July 14, 2020

Vincent Roche Interview on “What’d You Miss?”

Bloomberg TV

13 July 2020

Link:  https://nam05.safelinks.protection.outlook.com/?url=http%3A%2F%2Fmms.tveyes.com%2FMediaCenterPlayer.aspx%3Fu%3DaHR0cDovL21lZGlhY2VudGVyLnR2ZXllcy5jb20vZG93bmxvYWRnYXRld2F5LmFzcHg%252FVXNlcklEPTgxMDE0MiZNRElEPTEzNDY2Nzg3Jk1EU2VlZD0yNjAmVHlwZT1NZWRpYQ%253D%253D&data=02%7C01%7CKathryn.Reimel%40teneo.com%7C035b82cd090243582ae208d8275da31e%7C3601ef954dea4cfc9a88eaef968ce713%7C0%7C1%7C637302630410191434&sdata=9JHeECIlaRLZX87tpZih6zHEIwW84cnKj2kJZxnP9II%3D&reserved=0

Transcript:

Caroline Hyde:

In today’s deals report on Analog Devices, when it acquires the rival Maxim Integrated Products for a cool $20.9 billion dollars - $21 billion dollars in stock, that is. The combined company will be valued at about $68 billion. Joining us now, I’m very pleased to welcome Vince Roche, Analog Devices CEO. Vince, it’s wonderful to have you with us. And I’m interested in the scale that you’re seeking at the moment, sir. What do you want to take in terms of scale? Where are you looking to really be felt by the coordination and the combination of the businesses?

Vincent Roche, Analog Devices CEO:

Yeah, very good question. Thank you. So, I think that if you look at the strength of ADI, it really it is in the industrial markets. It’s half of the company’s revenue today. And communications. So, I think the combination of ADI and Maxim will give us a lot more strength in areas like automotive, for example, power systems and interconnectivity systems, along with in areas like data center, the core power portfolios that deliver the energy to the big, very, very high wattage processing units. And obviously, you know, our health care business is also quite complementary. So, I view digital health as a tremendous growth driver for ADI and for the industry in the years ahead. So, those are some examples of the complement, from an application standpoint.

Caroline Hyde:

Complementary seeking scale, but with scale sometimes comes regulatory risk. And I’m interested, Vince, from your perspective, in terms of, yes, we saw Nvidia get its deal done, its acquisition of Mellanox went through, particularly with the Chinese regulators. Are you worried in any way about the global regulators and how they might analyze your combination?

Vincent Roche, Analog Devices CEO:

You know, currently we’ve spent a lot of time obviously trying to understand the regulatory risks. Generally speaking, the portfolios at a technology level between ourselves and Maxim, some are very complementary. There’s always some risk. But my sense is we’ve thought through that well and when I look at some of the acquisitions that have been cleared across the globe in the last three, six months, my confidence is higher based on the advice we’ve received as well as the regulatory process and how it’s played out across the globe.

Romaine Bostick:

So with regards to just the general makeup of your business now, within the context of some of the geopolitics that have been taking place, do you see any sort of detailed risk to being a company that does span across so many borders in the way that you do now?

Vincent Roche, Analog Devices CEO:

No, I think one of the one of the great facets or characteristics of our business is diversity across products, applications, geographies, customers. And while it’s always hard to divine precisely what’s going to happen on the political side of things, we don’t view that as a significant risk in the regulatory process.

Taylor Riggs:

So, Vince, are you not concerned then, given the politics, given the rising trade tensions, about some of your supply chain risk and moving some of the supply chains that you have out of China, for example?

Vincent Roche, Analog Devices CEO:

Well, we actually - both companies, both ADI and Maxim, actually have very, very, very little manufacturing at all in China. So, you know, I think we have a good spread of manufacturing capabilities in terms of making the silicon itself doing the packaging technologies as well as the testing of our products. It’s very globally distributed across Asia as well as America and Europe. So specific to manufacturing in China, we actually have almost no concern about that, just given the lack of activity.

Caroline Hyde:

Vince, why did you go for an all stock deal?

Vincent Roche, Analog Devices CEO:

Good question. So, at this point in time, we were looking at two things. Number one would be, you know, the combination of the company and the value that we can generate over the long-term and what that would mean to the shareholders of the stock. So we are very confident, given our track record of acquisitions and what has actually happened with the stock of our company post acquisition. Once we begin to realize synergies both on the top line as well as the cost synergies. Also, I mean, just managing in this environment, being able to manage the downside - the downside risk of a very, very uncertain macro environment and very volatile stock market. So, I think being able to do an all stock deal gives us tremendous cushion on the downside. And also, given that our stocks have traded in sync for so many years at a kind of a par value level - an exchange rate level - it makes a lot of sense to do stock.

Romaine Bostick:

So, Vince, I can understand the scaling up aspect of this. And one of the main criticisms for not only for your company, but really of a lot of the analog chip makers is this idea of cyclicality and the idea that as you sort of move into these businesses or scale up or even expand and broaden out, you essentially make yourself even more cyclical than you did before. What is sort of your strategy going forward where you can maybe blunt some of that cyclical impact down the road?

Vincent Roche, Analog Devices CEO:

Yeah. So one of the diversity in terms of our product skews the types of products that we develop, the markets that we target, that diversity, we have more than 50000 product skews in the portfolio. And there are always sectors of the economy doing better than other sectors. And as I said, ADI is very, very strong and industrial Maxim is strong in automotive. And I think we have a nicely balanced portfolio now. It’s even better balanced than it was. And if I just take the last several months, particularly with the onslaught of COVID-19 and what it has meant to our business, while economic activity has been muted across the globe, certain sectors of our business have done particularly well, like health care, for example. Not a big surprise, as well as advanced communication systems and then 5G technology. That’s not the I would say, the very, very early stage of deployment across the globe. So I think diversity is the great hedge against volatility in markets.

Caroline Hyde:

And I have to say to that end, it’s no wonder you both raised your guidance on revenue today and that’s notable in current economic circumstances. I’m also interested just from an anecdotal point of view. How do you get a deal done in a time of COVID? Was it all via Zoom or on the phone? I guess you didn’t meet the other Maxim CEO.

Vincent Roche, Analog Devices CEO:

Yeah, it’s a great question Caroline. And so you’re absolutely right. This, this deal was done completely, virtually from the time we started negotiating about 90 days ago right through the process. All of the meetings, the due diligence, all done virtually. But I will say the fact that the CEO of Maxim, Tunc Doluca and myself have known each other for many, many years. We’ve got a relationship basis of trust. It certainly made things very, very doable, virtually. In fact, it may have sped up the deal.

Caroline Hyde:

Vince Roche, it’s great to have you with some anecdotal evidence and inside on the big deal.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.